Asset Entities Inc.

100 Crescent Ct, 7th Floor

Dallas, TX 75201

November 15, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mitchell Austin Morgan Youngwood Stephen Krikorian Jan Woo

Re:	Asset Entities Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 31, 2022

File No. 333-267258

Ladies and Gentlemen:

We hereby submit the responses of Asset Entities Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated November 10, 2022, providing the Staff’s comments with respect to the Company’s amended Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form S-1 filed October 31, 2022

General

1.	We note that you have added a secondary component to this registration statement. Please ensure you have paid the appropriate filing fees for this component of the offering and provide a revised filing fee exhibit.

Response: We have filed a revised filing fee table as Exhibit 107 to the Registration Statement, and paid the appropriate filing fees for this component.

General

2.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: We have revised the Registration Statement as requested by the Staff.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (860) 912-9966 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Asset Entities Inc.

By:	/s/ Arshia Sarkhani
Arshia Sarkhani
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.